Exhibit 99.1

Lithium Americas condensed consolidated interin financial statements for the three months ended march 31, 2022 (expressed in us dollars)

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2022	2021
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	492,347	510,607
Receivables, prepaids and deposits		6,068	1,968
Restricted cash	7	-	20,000
		498,415	532,575

NON-CURRENT ASSETS
Investment in Arena Minerals	5	12,864	13,033
Warrants to purchase shares in Arena Minerals	5	8,575	7,558
Loans to Exar Capital	6	136,513	70,856
Investment in Cauchari-Olaroz Project	6	120,841	156,281
Long-term receivable from JEMSE		6,375	6,231
Deferred transaction costs		-	20,800
Property, plant and equipment	8	8,695	4,368
Exploration and evaluation assets	9	343,937	5,640
		637,800	284,767
TOTAL ASSETS		1,136,215	817,342

CURRENT LIABILITIES
Accounts payable and accrued liabilities		7,616	7,347
Current portion of long-term liabilities	11	2,121	909
		9,737	8,256
NON-CURRENT LIABILITIES
Convertible senior notes	10	290,220	236,156
Credit and loan facilities	11	-	27,915
Decommissioning provision		330	326
Other liabilities	12	8,169	8,374
		298,719	272,771
TOTAL LIABILITIES		308,456	281,027

SHAREHOLDERS’ EQUITY
Share capital		1,026,188	689,993
Contributed surplus		29,843	28,463
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(224,785)	(178,654)
TOTAL SHAREHOLDERS’ EQUITY		827,759	536,315
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,136,215	817,342

Subsequent event (Note 20)

Approved for issuance on May 4, 2022

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended March 31,
	Note	2022	2021
		$	$
EXPENSES
Exploration and evaluation expenditures	16	(10,209)	(4,682)
General and administrative	15	(3,529)	(2,293)
Equity compensation	13	(943)	(1,284)
Share of loss of Cauchari-Olaroz Project	6	(1,149)	(500)
Share of loss of Arena Minerals		(169)	-
		(15,999)	(8,759)
OTHER ITEMS
Loss on change in fair value of convertible notes derivative	10	(50,331)	-
Gain on change in fair value of Arena Minerals warrants	5	1,017	-
Gain on modification of the loans to Exar Capital	6	20,354	-
Finance costs		(5,312)	(2,496)
Foreign exchange gain		350	114
Finance and other income		3,790	1,104
		(30,132)	(1,278)
NET LOSS BEFORE DISCONTINUED OPERATIONS		(46,131)	(10,037)

INCOME FROM DISCONTINUED OPERATIONS		-	108

NET LOSS		(46,131)	(9,929)

TOTAL COMPREHENSIVE LOSS		(46,131)	(9,929)
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS		(0.35)	(0.09)
BASIC AND DILUTED LOSS PER SHARE		(0.35)	(0.09)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		130,545	115,109

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703
Shares issued on conversion of RSUs, DSUs and exercise of stock options	579	1,790	(1,084)	-	-	706
Shares issued pursuant to the underwritten public offering (Note 13)	18,182	400,000	-	-	-	400,000
Shares issuance costs	-	(22,609)	-	-	-	(22,609)
Equity compensation (Note 13)	-	-	2,903	-	-	2,903
DSUs issued in lieu of directors' fees	-	-	81	-	-	81
Net loss	-	-	-	-	(9,929)	(9,929)
Balance, March 31, 2021	119,864	686,333	29,104	(3,487)	(150,095)	561,855

Balance, December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	362	2,383	(1,061)	-	-	1,322
Shares issued pursuant to the acquisition of Millennial (Note 7)	13,199	333,812	-	-	-	333,812
Equity compensation (Note 13)	-	-	943	-	-	943
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374
DSUs issued in lieu of directors' fees	-	-	124	-	-	124
Net loss	-	-	-	-	(46,131)	(46,131)
Balance, March 31, 2022	134,392	1,026,188	29,843	(3,487)	(224,785)	827,759

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
	Note	2022	2021
		$	$
OPERATING ACTIVITIES
Net loss		(46,131)	(9,929)
Items not affecting cash and other items:
Equity compensation		943	1,284
Depreciation		447	194
Share of loss of Cauchari-Olaroz Project		1,149	500
Share of loss of Arena Minerals		169	-
Gain on modification of the loans to Exar Capital		(20,354)	-
Gain on change in fair value of Arena Minerals warrants		(1,017)	-
Loss on change in fair value of convertible notes derivative		50,331	-
Other items		(2,149)	(2,834)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(3,105)	(1,614)
Increase in accounts payable and accrued liabilities		1,768	983
Net cash used in operating activities		(17,949)	(11,416)
INVESTING ACTIVITIES
Loans to Exar Capital	6	(7,350)	(16,170)
Contribution to Investment in Cauchari-Olaroz project		(346)	(1,067)
Cash acquired as a result of Millennial acquisition	7	33,531	-
Transaction costs related to Millennial acquisition	7	(5,012)	-
Payment of Millennial's acquisition date payables	7	(17,167)	-
Release of escrow deposit for Millennial acquisition		20,000	-
Proceeds from sale of assets held for sale		-	4,034
Additions to exploration and evaluation assets		(247)	(420)
Release of restricted cash		-	150
Additions to property, plant and equipment		(549)	(61)
Net cash used in investing activities		22,860	(13,534)
FINANCING ACTIVITIES
Proceeds from stock option exercises		1,322	706
Proceeds from public offering	13	-	400,000
Public offering issuance costs	13	-	(22,609)
Drawdowns from the credit facilities	11	-	13,370
Repayment of the subordinate loan facility	11	(24,708)	-
Other		(135)	(496)
Net cash provided by financing activities		(23,521)	390,971
Effect of foreign exchange on cash		350	114
CHANGE IN CASH AND CASH EQUIVALENTS		(18,260)	366,135
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		510,607	148,070
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		492,347	514,205

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on advancing three significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, in north-western Argentina; the Thacker Pass project (“Thacker Pass”), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA and the Pastos Grandes lithium project (“Pastos Grandes”), a lithium brine project located in Salta province of Argentina.

The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina. Cauchari-Olaroz is in the development stage and nearing completion of construction. The Company holds a 100% interest in Thacker Pass through a wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”), a company incorporated under the laws of Nevada. Thacker Pass is in the exploration and evaluation stage. On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentinean lithium project Pastos Grandes to its pipeline of projects (Note 7).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements (“Interim Financials”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financials”), which have been prepared in accordance with IFRS. These financial statements include the results for Millennial from the date of its acquisition on January 25, 2022.

The Interim Financials are expressed in US dollars, the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2021 Annual Financials.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these Interim Financials in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2021 Annual Financials, except as described below.

COVID-19 Uncertainty

The COVID-19 pandemic declared by the World Health Organization in March 2020 is continuing to have a significant impact globally and on operations of the Company. The Company continues to advance operations, while protecting the safety and health of its employees, contractors and the communities in which it operates in accordance with government and public health authority requirements and guidelines.

In Argentina, COVID-19 case numbers sharply increased in January 2022 due to the Omicron variant, followed by a gradual decline in February and March 2022. Construction activities at the Caucharí-Olaroz project continued to advance in strict compliance with COVID-19 protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as workforce testing and quarantining, rental costs for additional camp facilities to allow for social distancing, and other additional contractors’ costs resulting from COVID-19 restrictions.

Accounting for acquisition of Millennial

The Company accounted for the January 2022 acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

There was no impact of these amendments on the Company’s Q1 2022 financial results. It is expected that the amendments will affect the accounting related to the sale of products upon commencement of production at the Cauchari-Olaroz project.

4.	CASH AND CASH EQUIVALENTS

	March 31, 2022	December 31, 2021
	$	$
Cash	119,240	137,714
Short-term bank deposits	373,107	372,893
	492,347	510,607

As at March 31, 2022, $5,611 of cash and short-term deposits were held in Canadian dollars (December 31, 2021 – $4,393), and $486,736 of cash and short-term deposits were held in US dollars (December 31, 2021 – $506,214). Cash and short-term deposits earn interest between 0.2%-0.3% per annum.

5.	INVESTMENT IN ARENA MINERALS

On July 26, 2021, the Company acquired 42,857 common shares and 21,429 share purchase warrants of Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) in a private placement for total consideration of CDN$6,000 ($4,794). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance. Pursuant to the acquisition agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals if the Company maintains at least a 7.5% ownership interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains at least a 10% ownership interest in Arena Minerals. At the initial acquisition date, the investment in Arena Minerals shares was recorded at $3,411 and the warrants at $1,383.

On November 24, 2021, the Company purchased a further 23,369 common shares of Arena Minerals at a price of CDN$0.54 per share for aggregate consideration of CDN$12,632 ($9,964).

At March 31, 2022, the Company owned approximately 17.4% of the issued and outstanding shares of Arena Minerals.

The Company has significant influence over Arena Minerals by virtue of its current equity holdings of shares and warrants, and its nominee director to the board of Arena Minerals. As such, the investment in Arena Minerals is accounted for using the equity method of accounting. Warrants to acquire Arena Mineral’s common shares are derivatives and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN ARENA MINERALS (continued)

The Arena Minerals warrants had an estimated fair value of $8,575 at March 31, 2022. The fair value of the warrants was estimated using a Black-Scholes valuation model with the following inputs: volatility of 198.2%, risk-free rate of 2.17%, expected dividend of 0%, and expected life of 1.3 years. A gain on fair value of $1,017 was recognized in the statement of comprehensive loss.

For three months ended March 31, 2022, the Company recognized a loss of $169, which represents its share of loss of Arena Minerals under the equity method of accounting, resulting in a balance for the investment of $12,864 at March 31, 2022.

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at March 31, 2022 the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to the Cauchari-Olaroz project located in the Jujuy province, Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to share in the project’s production on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital B.V. (“Exar Capital”), a company that provides financing to Minera Exar for the purpose of advancing construction of the Cauchari-Olaroz project (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2020	34,562
Loans to Exar Capital	60,270
Initial difference between the face value and the fair value of loans to Exar Capital	(29,677)
Accrued interest	5,701
Loans to Exar Capital, as at December 31, 2021	70,856
Loans to Exar Capital	7,350
Remeasurement due to modification of the loans to Exar Capital	54,991
Loans interest accrual	3,316
Loans to Exar Capital, as at March 31, 2022	136,513

Prior to 2022, loans by the Company and Ganfeng to Exar Capital were non-interest bearing. Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Loans advanced prior to 2022 carry interest rates between 9.74% - 12.64% while loans advanced starting in 2022 will carry an interest rate of SOFR plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative to LIBOR, which is being gradually phased out. The amendment to the terms of the loans resulted, for accounting purposes, in an extinguishment of the pre-existing instruments and the recognition of new loans. The effect of this change was a re-measurement of the loan balances at January 1, 2022 from $70,856 to $125,847 which reversed the unamortized discount on the previously non-interest bearing loans. The extinguishment gain was recorded as $54,991, of which $34,637 (previously included as part of Investment in the Cauchari-Olaroz project) was recognized as a return of investment in Cauchari-Olaroz Project and credited against the investment in associate and the remaining $20,254 was recorded as a gain in the Company’s statement of comprehensive loss.

During the three months ended March 31, 2022, loans were provided by the Company to Exar Capital in the amount of $7,350, and by Ganfeng in the amount of $7,650. Such loans funded the respective 49% and 51% shares of Cauchari-Olaroz construction costs.

In addition to the loans from shareholders, in Q1 2022, Minera Exar obtained debt financing in the form of a $40,000 loan from a third party to fund construction. The loan is secured with a letter of credit from Ganfeng, who is a project co-owner. The Company has in turn provided a guarantee to Ganfeng in the amount of 49% of the loan balance.

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2020	131,394
Contribution to Investment in Cauchari-Olaroz Project	31,772
Share of income of Cauchari-Olaroz Project	25,731
Elimination of intercompany transactions	(22,104)
Share of decrease in Minera Exar net assets as a result of the JEMSE Transaction	(10,512)
Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281
Remeasurement due to modification of the loans to Exar Capital	(34,637)
Contribution to Investment in Cauchari-Olaroz Project	346
Share of income of Cauchari-Olaroz Project	4,385
Elimination of intercompany transactions	(5,534)
Investment in Cauchari-Olaroz Project, as at March 31, 2022	120,841

Minera Exar’s Commitments and Contingencies

As at March 31, 2022, Minera Exar had the following commitments (on a 100% basis):

•	Annual royalty of $200 due in May of every year and expiring in 2041.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
•

Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area have terms from five to thirty years. The annual fees due are $301 in 2022, $503 in 2023 and $503 between 2023 and 2061, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to construction contracts of $2,118.

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment payment became due and was paid on the third anniversary of the purchase option exercise date, being September 11, 2021. Minera Exar paid the subsequent quarterly installments on time.

As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over the mining properties for $12,000. In addition, in accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the start date of construction of the commercial plant.

Pursuant to the Option Agreement, a 3% net profit interest royalty (the “Los Boros Royalty”) is payable to Los Boros by Minera Exar annually within 10 business days after calendar year end, in Argentinian pesos, for a period of 40 years. Minera Exar has the right to cancel the first 20 years of the Los Boros Royalty in exchange for a one-time payment of $7,000 and the second 20 years for an additional payment of $7,000.

As at March 31, 2022, all required payments under the Option agreement have been made.

7.	MILLENNIAL ACQUISITION

On January 25, 2022, Lithium Americas completed the acquisition of Millennial through the purchase of all the issued and outstanding shares of Millennial at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of $359,729. As a term of the offer, the Company paid Millennial $20,000 as reimbursement of break fees owed under the previous acquisition agreement entered into by Millennial with a third party. The Company incurred $5,812 in other transaction costs. The transaction was accounted for as an asset acquisition.

Millennial owns two lithium projects in Argentina: Pastos Grandes lithium project (“Pastos Grandes”) and Cauchari East lithium project (“Cauchari East”, together with Pastos Grandes, “Millennial Projects”).

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	MILLENNIAL ACQUISITION (continued)

Pastos Grandes, located in Salta province of Argentina, is a brine lithium deposit and was subject to extensive exploration and evaluation efforts. The Cauchari East project is located adjacent to the Cauchari-Olaroz Project in the province of Jujuy in Argentina, with only limited exploration, evaluation and permitting work completed to date.

Consideration for the purchase is as follows:

$
Cash	105
Lithium Americas common shares	333,812
Transaction costs	25,812
Consideration given	359,729

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition as set out below:

$
Cash and cash equivalents	33,636
Receivables, prepaids and deposits	999
Property, plant and equipment	4,211
Exploration and evaluation assets	338,050
Accounts payable and accrued liabilities	(17,167)
Net assets acquired	359,729

8.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2020	-	1,198	2,108	3,306
Additions	-	118	3,360	3,478
Disposals	-	-	(452)	(452)
As at December 31, 2021	-	1,316	5,016	6,332
Acquisition	1,571	2,640	-	4,211
Additions	-	447	116	563
As at March 31, 2022	1,571	4,403	5,132	11,106

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2020	-	471	900	1,371
Depreciation for the period	-	343	582	925
Disposals	-	-	(332)	(332)
As at December 31, 2021	-	814	1,150	1,964
Depreciation for the period	23	169	255	447
As at March 31, 2022	23	983	1,405	2,411

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Net book value
As at December 31, 2021	-	502	3,866	4,368
As at March 31, 2022	1,548	3,420	3,727	8,695

1 The “Other” category includes right of use assets with a cost of $4,000 and $1,017 of accumulated depreciation as at March 31, 2022.

9.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	Total
	$	$	$
Total exploration and evaluation assets
As at December 31, 2021	5,640	-	5,640
Additions	247	338,050	338,297
As at March 31, 2022	5,887	338,050	343,937

The Company has certain commitments for royalty and other payments to be made on the Thacker Pass project and Pastos Grandes project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the respective projects.

Thacker Pass:

•	20% royalty on revenue solely in respect of uranium;
•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and

•	Option payments of $137.5 payable in Q3 2022, and $2,887.5 in 2023 to purchase water rights.
9.	EXPLORATION AND EVALUATION ASSETS (continued)

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

Pastos Grandes:

•	1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•	royalties to a maximum of 3% over net-back income, payable to the Salta Province.

10.	CONVERTIBLE NOTES

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at January 1, 2021	-	-	-
Convertible notes principal	157,331	101,419	258,750
Transaction costs	(5,170)	(3,329)	(8,499)
Gain on change in fair value of convertible notes derivative	-	(15,090)	(15,090)
Accrued Interest	1,300	-	1,300
Reclassification of short-term accrued interest to short-term liability	(305)	-	(305)
As at December 31, 2021	153,156	83,000	236,156
Loss on change in fair value of convertible notes derivative	-	50,331	50,331
Accrued Interest	4,850	-	4,850
Reclassification of short-term accrued interest to short-term liability	(1,117)	-	(1,117)
As at March 31, 2022	156,889	133,331	290,220

On December 6, 2021, the Company closed an offering of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”).The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss.

The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 75%, a risk-free rate of 2.53%, expected dividend of 0%, and credit spread of 10.32%. A loss on change in fair value in Q1, 2022 of $50,331 was recognized in the statement of comprehensive loss.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and the assumed volatility of the Company’s share price. The significant loss on change in fair value of the derivative in Q1, 2022 was driven by changes in the underlying valuation assumptions, including the increase as at March 31, 2022 compared to December 31, 2021, of LAC’s market share price from $29.12 to $38.49, and an increase in the volatility assumption from 65% to 75%, partially offset by the effect of increase in risk-free interest rate from 1.37% to 2.53%.

A reduction in the volatility rate by 20% would result in a corresponding reduction of the embedded derivative value of 12%, while a reduction/increase of the share price by 10% would result in a corresponding reduction/increase of the embedded derivative value of 14% and 12% respectively.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15 and July 15 of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:

(i)	If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;
(ii)

if the Company elects to (a) issue equity instruments to all holders of LAC’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase LAC’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;

(iii)	upon the occurrence of certain significant business events;
(iv)

if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of LAC’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred for the quarter ending on March 31, 2022); or,

(v)	upon a call for redemption by LAC, or upon LAC’s failure to pay the redemption price therefor.

Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The initial conversion rate for the Convertible Notes will be 21.2307 shares per one thousand principal amount of Convertible Notes, equivalent to an initial conversion price of approximately $47.10 per share.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	CONVERTIBLE NOTES (continued)

The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:

(i)

On or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest;

(ii)	LAC can redeem if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of the conversion option.

Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

11.	LONG-TERM LIABILITIES

	March 31, 2022	December 31 2021
	$	$
Current portion of long-term liabilities
Accrued interest	1,422	305
Other liabilities	699	604
	2,121	909
Long-term liabilities
Limited Recourse Loan Facility	-	27,915
	-	27,915
	2,121	28,824

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

In Q1 2022, the Limited Recourse Loan Facility balance and accumulated interest were repaid with remaining undrawn available balance under the facility of $75,000.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	OTHER LIABILITIES

Other liabilities consist of the $2,214 lease liabilities and the $5,955 mining contractor liability. During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor for the Thacker Pass project. In accordance with the agreement, Lithium Nevada received $3,500 from the mining contractor. These amounts are included in the mining contractor liability balance.

Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on or before the earlier of December 31, 2024, or 90 days after the start of production at the Thacker Pass project.

13.	SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On January 25, 2022, the Company closed the acquisition of 100% of Millennial and issued 13,199 shares to Millennial shareholders.

On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 shares, including 2,273 shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 each for gross proceeds to the Company of approximately $400,000. Share issuance costs were $22,609.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“stock options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  During the year ended December 31, 2020, the Company amended the Plan from a “rolling 10% plan” to a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020, of 14,401 shares.

Restricted Share Units

During three months ended March 31, 2022, the Company granted 135 (2021 – 240) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $3,343 (2021 – $3,166) based on the market value of the Company’s shares on the grant date. As at March 31, 2022, there was $2,749 (2021 – $1,611) of total unamortized compensation cost relating to unvested RSUs. During three months ended March 31, 2022, stock-based compensation expense related to RSUs of $408 was charged to expenses (2021 – $604).

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2020	2,290
Converted into shares	(191)
Granted	256
Balance, RSUs outstanding as at December 31, 2021	2,355
Converted into shares	(15)
Granted	135
Forfeited	(13)
Balance, RSUs outstanding as at March 31, 2022	2,462

Deferred Share Units

During three months ended March 31, 2022, the Company granted 4 DSUs (2021 – 7) as compensation to independent directors with a total estimated fair value of $124 (2021 – $81).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2020	218
Granted	24
Balance, DSUs outstanding as at December 31,2021	242
Granted	4
Converted into common shares	(12)
Balance, DSUs outstanding as at March 31, 2022	234

Stock Options

No stock options were granted by the Company during three months ended March 31, 2022 and 2021. Stock options outstanding and exercisable as at March 31, 2022 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at March 31, 2022 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CDN$)

$4.90 - $5.00	334	0.1	4.93
$8.05 - $11.07	1,003	0.5	8.20
	1,337	0.4	7.38

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2020	2,303	6.05
Exercised	(612)	(3.05)
Expired	(9)	(6.30)
Balance, stock options outstanding as at December 31, 2021	1,682	7.06
Exercised	(345)	(5.14)
Balance, stock options outstanding as at March 31, 2022	1,337	7.38

The weighted average share price at the time of exercise of stock options during three months ended March 31, 2022 was CDN$40.24 (2021 – CDN$20.00) During three months ended March 31, 2022, 70 (2021 – 280) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 60 (2020 – 233) shares of the Company.

Performance Share Units (“PSUs”)

73 PSUs were granted by the Company during three months ended March 31, 2022 (2021 – 162). As at March 31, 2022, there was $4,642 (2021 - $3,830) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

	January 28,	January 4,
	2022	2021
Number of PSUs granted	73	162
Risk-free interest rate	1.39%	0.17%
Dividend rate	0%	0%
Annualized volatility	82.8%	76.0%
Peer Group average volatility	55.73%	72.2%
Estimated forfeiture rate	10.0%	10.0%
Fair value per PSU granted	41.99	19.72

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During three months ended March 31, 2022, equity compensation expense related to PSUs of $535 was charged to operating expenses (2021 - $680). A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2020	999
Granted	162
Converted into common shares	(417)
Balance, PSUs outstanding as at December 31, 2021	744
Granted	73
Forfeited	(51)
Balance, PSUs outstanding as at March 31, 2022	766

14.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz Project (Note 6).

-	Construction services contract for Cauchari-Olaroz Project with Magna Construcciones S.R.L., expenditures under which were $1,575 paid during three months ended March 31, 2022.

During three months ended March 31, 2022, director’s fees paid by Minera Exar to its president, who is also a director of Lithium Americas, totaled $18 (2021 - $18).

In Q1 2022, Minera Exar, entered into a service agreement with a consortium owned 49% by a company controlled by the family of its President, who is also a director of Lithium Americas. The agreement is to service evaporation ponds at the Cauchari-Olaroz project, has a term of five years and has a total value over that time period of $94,000.

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder of the Company, are disclosed in Notes 6 and 11.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

14.	RELATED PARTY TRANSACTIONS (continued)

Compensation of Key Management

Key management includes Company directors on our board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Three months ended March 31
	2022	2021
	$	$
Equity compensation	435	780
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	710	444
Salaries, bonuses and benefits included in exploration expenditures	90	88
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	141	421
	1,376	1,733

	March 31, 2022	December 31, 2021
	$	$
Total due to directors and executive team	328	671

15.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Three months ended March 31
	2022	2021
	$	$
Salaries, benefits and directors' fees	1,594	837
Office and administration	740	782
Professional fees	832	562
Regulatory and filing fees	75	39
Travel	90	1
Investor relations	113	15
Depreciation	85	57
	3,529	2,293

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.	EXPLORATION AND EVALUATION EXPENDITURES

The following table summarizes the Company’s exploration and evaluation expenditures:

	Three months ended March 31,
	2022		2021
	Thacker Pass	Argentina	Thacker Pass
	$	$	$
Engineering	5,868	-	2,665
Consulting and salaries	2,000	95	1,252
Permitting and environmental	763	2	427
Field supplies and other	270	528	193
Depreciation	317	45	138
Drilling and geological expenses	322	-	7
Total exploration expenditures	9,539	670	4,682

17.	SEGMENTED INFORMATION

The Company operates in four operating segments and three geographical areas. Millennial Projects operating segment was added upon acquisition of these projects in Q1 2022. The Thacker Pass and Millennial Projects are in the exploration and evaluation stage and the Cauchari-Olaroz Project is in the development stage. The Organoclay segment, classified as a discontinued operation in 2021, was wound up in 2019 and its assets were sold in Q1 2021.

The Company’s reportable segments are summarized in the following tables:

	Thacker Pass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $
As at March 31, 2022
Property, plant and equipment	3,505	-	4,171	1,019	8,695
Exploration and evaluation assets	5,887	-	338,050	-	343,937
Total assets	13,448	257,355	354,952	510,460	1,136,215
Total liabilities	(12,081)	-	(529)	(295,846)	(308,456)
For the three months ended March 31, 2022
Property, plant and equipment additions	529	-	-	34	563
Net income/(loss)	(9,946)	22,665	(58,036)	(814)	(46,131)
Exploration expenditures	(9,539)	-	-	(670)	(10,209)
Depreciation	(317)	-	(45)	(85)	(447)

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

17.	SEGMENTED INFORMATION (continued)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2021
Property, plant and equipment	-	3,294	-	1,074	4,368
Exploration and evaluation assets	-	5,640	-	-	5,640
Total assets	-	10,744	274,760	531,838	817,342
Total liabilities	-	(10,632)	-	(270,395)	(281,027)
For the three months March 31, 2021
Property, plant and equipment additions	-	62	-	2	64
Income from discontinued operations	108	-	-	-	108
Net loss	108	(5,457)	(500)	(4,080)	(9,929)
Exploration expenditures	-	(4,682)	-	-	(4,682)
Depreciation	-	(150)	-	(44)	(194)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at March 31, 2022	1,023	9,379	475,935	486,337
As at December 31, 2021	1,074	8,934	190,114	200,122

1 Non-current assets attributed to geographical locations exclude financial and other assets.

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s transactions is provided in the table below.

	March 31, 2022	March 31, 2021
	$	$
Interest paid	3,543	3,902

19.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.	FINANCIAL INSTRUMENTS (continued)

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Other than warrants acquired as part of the Arena Minerals investment and the convertible note derivative the Company did not have any financial instruments measured at fair value on the statement of financial position on a recurring basis. As at March 31, 2022, the fair value of financial instruments not measured at fair value approximate their carrying value. Arena Minerals warrants and convertible note derivatives are classified at level 2 of the fair value hierarchy (refer to Note 5 and 10).

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks.  The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is nominal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs.

The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at March 31, 2022, the Company had a cash and cash equivalents balance of $492,347 to settle current liabilities of $9,737.

24

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2022	2023	2024	2025 and later	Total
	$	$	$	$	$
Convertible senior notes	2,737	4,528	4,541	270,089	281,895
Accounts payable and accrued liabilities	7,616	-	-	-	7,616
Obligations under office leases¹	531	992	932	693	3,148
Other obligations¹	23	8	6,144	-	6,175
Total	10,907	5,528	11,617	270,782	298,834

¹Include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company and its subsidiaries and associates have a US$ functional currency. As at March 31, 2022, the Company held $5,611 in CDN$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $561 at March 31, 2022.

20.	SUBSEQUENT EVENT

On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1), a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada, in a private placement for total consideration of $10,000, or approximately 5% of Green Technology Metals following closing of the share placement.

25